UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______
PART I — REGISTRANT INFORMATION
Par Pharmaceutical Companies, Inc.

Full Name of Registrant

Former Name if Applicable
300 Tice Boulevard

Address of Principal Executive Office (Street and Number)
Woodcliff Lake, New Jersey 07677

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if Necessary)
On July 5, 2006, Par Pharmaceutical Companies, Inc. (the “Company”) announced that, due to accounting errors, certain financial information included in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2004 and December 31, 2005, and on the Company’s Quarterly Report on Form 10-Q for the first quarter of 2006, needed to be restated (the “Restatement”). The Company has filed its amended 10-K for the year ended December 31, 2005, but is still in the process of preparing restated financial statements for the first quarter of 2006 and preparing financial statements for the second and third quarters of 2006 and the year ended 2006. Due to the Company’s continuing efforts with respect to the Restatement and preparation of its second and third quarter and year-end financial statements, the Company was not able to finalize the financial statements and related information for inclusion in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. Accordingly, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 within the prescribed time period. The Company is working diligently to review and finalize the financial information so that it can become current with its reporting obligations and intends to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 as soon as practicable.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Gerard A. Martino, Executive Vice President and Chief Financial Officer,	(201)	802-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

* The Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 was filed without Part I, Items 1 and 2, and the Rule 13a-14(a) and Section 906 certifications by its President and Chief Executive Officer and its Chief Financial Officer, as indicated therein and in the Registrant’s Notification of Late Filing on Form 12b-25, filed with the Commission on August 11, 2006. The Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 was filed without Part I, Items 1 and 2, and the Rule 13a-14(a) and Section 906 certifications by its President and Chief Executive Officer and its Chief Financial Officer, as indicated therein and in the Registrant’s Notification of Late Filing on Form 12b-25/A, filed with the Commission on December 21, 2006. The Registrant’s Annual Report on From 10-K for the year ended December 31, 2006 has not yet been filed, as indicated in the Registrant’s Notification of Late Filing on Form 12b-25, filed with the Commission on March 1, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not in a position to determine whether there will be significant changes between the results of operations for the quarter ended March 31, 2006 and the quarter ended March 31, 2007 because the Company’s unaudited financial statements for each of the quarters of 2006 and the first quarter of 2007, and the audited financial statements for the year ended December 31, 2006 are not yet complete due to the Company’s work on the Restatement.

Par Pharmaceutical Companies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 9, 2007	By	Thomas J. Haughey

		Title:	Executive Vice President & General Counsel